Exhibit 99.2
Shinhan Bank, Shinhan Card and Shinhan Life resolved to pay cash dividends to Shinhan Financial Group

On February 7, 2023, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group (hereafter “SFG”), resolved to pay cash dividends of KRW 1,157,104,884,113 or KRW 729.75 per common share for the fiscal year of 2022, subject to the shareholders’ approval.

On February 7, 2023, the Board of Directors of Shinhan Card, a wholly-owned card subsidiary of SFG, resolved to pay cash dividends of KRW 256,631,167,941 or KRW 2,047 per common share for the fiscal year of 2022, subject to the shareholders’ approval.

On February 7, 2023, the Board of Directors of Shinhan Life, a wholly-owned card subsidiary of SFG, resolved to pay cash dividends of KRW 162,257,420,679 or KRW 1402.95 per common share for the fiscal year of 2022, subject to the shareholders’ approval.

Since SFG wholly owns Shinhan Bank, Shinhan Card and Shinhan Life, SFG will be receiving the total dividend amounts.